Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

March 31, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on March 31, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces Discussions Have Terminated Regarding Proposed Acquisition of Capital Gold.

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon Gold") (NYSE: GRS, TSX: GAM) announces that discussions have terminated regarding the proposed acquisition of Capital Gold Corporation ("Capital Gold") (TSX: CGC, OTC Bulletin Board: CGLD). The proposed acquisition was previously announced in the joint press release of Gammon Gold and Capital Gold on March 12, 2009.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. Gammon Gold's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon Gold remains 100% unhedged. Further information about Gammon Gold and its operations is available on its website, www.gammongold.com.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "anticipates", or "does not anticipate", "continue", "estimates", "forecasts", "objective", "ongoing", "may", "will", "project", "should", "believe", "intends" or variations of such words and phrases or statements are intended to identify forward-looking information or statements. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. More particularly and without limitation, this press release contains forward-looking statements and information concerning the Acquisition, Letter of Intent and Definitive Agreement. The forward-looking statements and information are based on certain key expectations and assumptions made by Gammon Gold and Capital Gold. Although Gammon Gold and Capital Gold believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because neither of them can give any assurance that it will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. There are risks also inherent in the nature of the Acquisition, including agreement on a definitive agreement and whether the completion of the Acquisition will ultimately occur, incorrect assessment of the value of the respective properties of each of Gammon Gold and Capital Gold, and failure to obtain the required security holder, regulatory, third party and other approvals including the fairness opinion. Readers are cautioned that the foregoing list of factors is not exhaustive. There may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The forward-looking statements and information contained in this press release are made as of the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Neither Gammon Gold nor Capital Gold undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Rene Marion
Chief Executive Officer
Gammon Gold
+1-902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

René Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

March 31, 2009